[Westmoreland Coal Company Letterhead]
March 17, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Westmoreland Coal Company
Registration Statement on Form S-1
File No. 333-144008
Ladies and Gentlemen:
Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Westmoreland Coal Company (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s registration statement on Form S-1, File No. 333-144008, together with all exhibits thereto (the “Registration Statement”).
The Company requests withdrawal of the Registration Statement because it no longer intends to conduct the transaction contemplated by the Registration Statement. The Company confirms that no securities of the Company have been sold under the Registration Statement.
If you have any questions or comments or require further information or documentation, please do not hesitate to contact the undersigned at (719) 448-5804 or Michael J. Levitin of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (202) 663-6163.

Very truly yours, WESTMORELAND COAL COMPANY
By:	/s/ David J. Blair
David J. Blair
Chief Financial Officer

cc:	Carmen Moncada-Terry
(Securities and Exchange Commission)